PHILLIPS EDISON & COMPANY, INC.
PHILLIPS EDISON GROCERY CENTER OPERATING PARTNERSHIP I, L.P.
11501 Northlake Drive
Cincinnati, Ohio 45249

September 16, 2021
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: J. Ambrogi
Re: Phillips Edison & Company, Inc. and Phillips Edison Grocery Center Operating Partnership I, L.P.
Registration Statement on Form S-3 (Registration Nos. 333-259059 and 333-259059-01)
Ladies and Gentlemen:
In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Phillips Edison & Company, Inc. and Phillips Edison Grocery Center Operating Partnership I, L.P. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on September 16, 2021, or as soon as practicable thereafter.
Thank you for your assistance in this matter.

Very truly yours,
PHILLIPS EDISON & COMPANY, INC.
By: /s/ Jeffrey S. Edison
Name: Jeffrey S. Edison
Title: Chairman and Chief Executive Officer

PHILLIPS EDISON GROCERY CENTER OPERATING PARTNERSHIP I, L.P.
By: Phillips Edison Grocery Center OP GP I LLC, its general partner
By: /s/ Jeffrey S. Edison
Name: Jeffrey S. Edison
Title: Chairman and Chief Executive Officer

CC: John P. Caulfield, Phillips Edison & Company, Inc.
Julian T.H. Kleindorfer, Latham & Watkins LLP
Lewis W. Kneib, Latham & Watkins LLP